FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the month of April

Virginia Gold Mines Inc.
200-116 St-Pierre, Quebec City, QC, Canada G1K 4A7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Please note that pursuant to rule 12g3-2(d)(1), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X     No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4176.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

[NAME OF REGISTRANT]
(Registrant)

Date May 7, 2004 Form 6-K	By: Amélie Laliberté [Print] Name:Amélie Laliberté Title: Investor Relations

Press Release
 April 29, 2004

Highlights
Gayot Project
9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project
Zone 32
Resource of 350,000 oz of gold
Zone 30 - Pari
2.1 g/t Au / 48 m incl. 14 g/t / 3 m
69 g/t Au / 2 m 21 g/t Au / 2 m
New Zone
 8.2 g/t Au / 10.5 m

Poste Lemoyne Project
Resource: 203,483 t @ 14.5 g/t Au 14.13 g/t Au / 13 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project
0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines
TSX-VIA

The most active exploration company in Quebec

Prospector of the Year 1996
Resource Award 2001

Working Capital
Over $18,000,000
-- no debt

Major Partners
BHP Billiton
SOQUEM
Cambior
Noranda
Novicourt

MAJOR BASE-METAL DISCOVERY AT COULON

Virginia Gold Mines Inc. (“Virginia”) is pleased to announce a significant discovery of volcanogenic massive sulphides on its 100%-owned Coulon property, located 25 km north of Fontanges Airport in the Middle North of Quebec.

DOM ZONE

Eight (8) holes (CN04-01 to 06 and CN04-16 and 17) totalling 1,058 m have tested between lines 3+00N and 5+00N the shallow depth extension of the DOM ZONE, which had returned in the fall of 2003 values of up to 22.37% Zn, 3.07% Cu, 7.3% Pb, 482 g/t Ag and 0.5 g/t Au in selected samples (press release of November 6, 2003). These holes have intersected metric to decametric zones of disseminated, semi-massive and massive sulphides with variable proportions of pyrrhotite, pyrite, sphalerite, galena and chalcopyrite. Mineralisation lies within a bimodal volcanic sequence displaying intense muscovite, anthophyllite, tremolite, chloritoïd and sillimanite alterations, typical of metamorphosed volcanogenic systems. The thickness of this alteration zone reaches more than 60 m in some areas.

To date, drilling has outlined in the upper part of the altered volcanic sequence a main lens of semi-massive to massive sulphides that was intersected by holes CN04-01, 03, 04, 16 and 17. The best mineralized intersection comes from hole CN04-17 (L4 + 50N), which has intersected 19.5 m of massive to semi-massive sulphides with sphalerite-pyrite-pyrrhotite-chalcopyrite-galena. This intersection (close to the real thickness of the lens) has graded 9.94% Zn, 2.12% Pb, 96,38 g/t Ag, 0.73% Cu over 19.5 m, including 15.39% Zn, 3.12% Pb, 117.19 g/t Ag, 0.46 % Cu over 10.50 m. The lens, which begins on line 3+00N with a few metres thick, is about 20 m thick on line 4+50N. However, the lens was not intersected on line 5+00N near the surface.

Some other disseminated, semi-massive and stringer sulphide zones have also been intersected in the lower portion of the altered sequence, particularly in holes CN04-02, 03, 04, 06, 16 and 17. These zones are generally less than 10 m thick but could represent the lateral extension of other lenses.

The mineralized system of the DOM ZONE is associated with a 300 m-long EM conductor and remains open in all directions. Drill results are reported to the annexed table.

DOM NORD AREA

Furthermore, another area with typical volcanogenic alteration and mineralization was outlined by drilling about 1 km north of the DOM ZONE. In that area, nine (9) holes (CN04-07 to 15) totalling 1,342 m were drilled to test EM conductors between lines 13+00N and 21+00N. In a general way, mineralized intersections obtained in that area consist of disseminated, semi-massive, and stringer sulphides, rich in pyrrhotite-pyrite with chalcopyrite and more locally sphalerite, associated with hydrothermal alteration typically containing anthophyllite, muscovite, sillimanite, diopside, cordierite and talc. This system of alteration and mineralisation, which reminds the classical pipes underlying volcanogenic massive sulphides deposits, is developed more intensively on lines 17+00N and 18+00N. The best mineralized intersection comes from hole CN04-08 (L17+00N), which intersected from 123.67 to 161.80 m a disseminated to semi-massive sulphide zone that has graded 1.31% Cu, 12.63 g/t Ag, 0.59% Zn, 113 ppb Au over 38.13 m (real thickness estimated to over 20 m), including 2.02% Cu, 21.12 g/t Ag, 0.33% Zn, 170 ppb Au over 11.13 m. As for hole CN04-09 (L18+00N) it has intersected an alteration zone of more than 60 m thick, including a mineralized zone grading 0.51% Cu, 14.42 g/t Ag, 0.08% Zn, 147 ppb Au over 11.98 m. The other holes drilled in that area have intersected narrower alteration and mineralization zones (generally less than 10 m) but the alteration and mineralization system remains open in all directions. It was traced towards south up to line 13+00N (hole CN04-10). Holes drilled further to the north between lines 19+00N and 21+00N have tested another EM conductor and have intersected horizons of fine grain sediments (exhalite ?) with pyrrhotite, pyrite and sphalerite locally and very few alteration, interpreted as being the distal portion of the hydrothermal system. Drill results in the DOM NORD area are reported to the annexed table:

Exploration work, interrupted for the spring period, will resume in June on the Coulon project. Additional drilling and stripping is planned in the DOM and DOM NORD areas The Coulon property, with a surface area of more than 650 km2, covers the Coulon volcanic belt over approximately 65 km and many EM conductors associated with felsic volcanics remain unexplained and will be tested by prospecting and geological reconnaissance during the summer of 2004. The south part of the Coulon property is accessible all year long and the DOM ZONE is located about 15 km north of the Trans-Taïga road and 25 km away from the Fontanges airport.

Work is carried out by the personnel of Virginia Gold Mines, under the supervision of Geological Engineer, Paul Archer. He is a qualified person (as defined by National Instrument 43-101) and has more than 20 years of experience in exploration.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with a working capital of over $17 million, debt free, and with approximately 36 million shares issued and outstanding. Virginia’s shares trade on the Toronto Stock Exchange (TSX) under the symbol VIA. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

For further information:
André Gaumond, President
Amélie Laliberté, Investor Relations
Paul Archer, V.P. Exploration (QP)
Tel: (800) 476-1853 -(418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Internet: www.virginia.qc.ca
COORDINATES OF THE DRILL PROGRAM

Projet Coulon Project - Zone DOM Zone / Lentille principale-Main lens

N
Surface Showing
0.88% Cu
0.61% Zn
0.06% Pb
45.5 g/t Ag
130 ppb Au
Blast 5
0.19% Cu
22.37% Zn
26.7 g/t Ag
64 ppb Au
Surface
CN04-05
CN04-03
4.16% Zn
0.61% Cu
0.11% Pb
38.91 g/t Ag
/ 8.49 m
CN04-16
2.75% Zn
0.86% Cu
0.46% Pb
61.70 g/t Ag
/ 22.30 m
CN04-01
3.77% Zn
0.05% Cu
0.57% Pb
46.85 g/t Ag
/ 4.00 m
CN04-17
9.94% Zn
0.73% Cu
2.12% Pb
96.38 g/t Ag
/ 19.50 m
CN04-02
CN04-04
7.88% Zn
1.00% Cu
0.02% Pb
30.67 g/t Ag
/ 6.80 m
CN04-06
L 3+00 N
L 4+00 N
L 5+00 N
Longitudinale / Longitudinal
Regardant vers l'ouest
Looking West
0
12.5
25
50
metres